UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                      Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 28, 2019, Husky Energy Inc. (“Husky”) issued a press release announcing that it will hold its Investor Day in Toronto to review and update its five-year plan. The press release is attached hereto as Exhibit “A.”

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis

JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: May 28, 2019		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Updates Five-Year Plan and Increases Free Cash Flow Generation Outlook

This news release contains references to the non-GAAP financial measures “free cash flow” and “funds from operations”. Please refer to “Non-GAAP Measures” at the end of this news release.

Husky Energy will hold its Investor Day in Toronto today to review and update its five-year plan.

With a focus on generating increased free cash flow, Husky’s plan shows reduced capital spending to achieve an annual average of $3.15 billion for 2019 – 2023 versus the previously planned 2018 – 2022 annual average of $3.5 billion. Total capital spending over the 2019 – 2023 five-year period is reduced by about $1.7 billion, with total free cash flow before dividends expected to reach $8.7 billion at a flat $60 US WTI planning price.

The Company will also report progress on key safety and operations integrity initiatives introduced last year.

“Husky’s updated five-year plan demonstrates strong capital discipline in the current environment. The plan achieves a significant increase in free cash flow while increasing production by about 100,000 barrels per day through 2023,” said CEO Rob Peabody. “The Company’s strong balance sheet remains a competitive advantage and with little need to allocate any free cash flow toward debt repayment, we can prioritize shareholder returns through growing a sustainable cash dividend.

“As we carry out our plan, operating safely and reliably underpins everything we do.”

2019 Guidance Remains Unchanged

The Company remains on target with its 2019 capital spending guidance of $3.3 to $3.5 billion. Production guidance also remains unchanged at 290,000 to 305,000 barrels of oil equivalent per day (boe/day).

Husky continues to explore the potential sale of its Canadian retail and commercial fuels business and Prince George Refinery, with both assets attracting strong interest.

Five-Year Plan Highlights1

Key Metrics	2019F	2023F

Cash flow from operating activities	$4.1-4.3B	$5.7-5.9B

Funds from operations[2] (FFO)	$4.1-4.3B	$5.7-5.9B

Capital spending	$3.3-$3.5B	$2.7-2.9B

Free cash flow[2]	$800M	$3.0B

Upstream production (mboe/day)	290-305	400-415

Downstream capacity (mbbls/day)	355	400

1 Based on an oil price of $60 US WTI, an AECO price of $1.60 Cdn and a Chicago 3:2:1 crack spread of $18 US in 2019 and $16 US in 2020-2023 and Canada-US exchange rate of 0.75.

2Non-GAAP measures, refer to advisories.

Project Highlights

The Company will continue to invest in organic growth opportunities in its two core businesses, the Integrated Corridor and the Offshore.

In the Integrated Corridor, which represents about 70% of cash flow from operating activities, investments will be focused on continuing to grow Saskatchewan thermal bitumen production and maximizing the value captured by the Company’s

Downstream assets. The Integrated Corridor is a manufacturing business, processing crude oil production from Alberta and Saskatchewan into refined products such as gasoline, diesel, jet fuel and asphalt, which are primarily sold into the U.S. Midwest market.

Husky’s Integrated Corridor is a growing business in a growing market and Husky has options to increase its Downstream heavy crude processing capacity to stay in line with increasing Upstream production.

Key projects include:

•

Construction of five new 10,000 barrels per day (bbls/day) thermal bitumen projects through 2023. The first of these projects, Dee Valley, is now expected to come online ahead of schedule in the third quarter of 2019.

•	Thermal developments are being paced to construct three projects every two years versus previous plan of two per year.
•

The Sunrise and Tucker thermal projects in Alberta will focus on debottlenecking and efficiency opportunities in light of Alberta government-mandated production quotas and continued issues with progressing export pipelines.

•

The Lloydminster Upgrader will implement a debottlenecking project in mid-2020 that will see maximum crude throughputs increased to about 81,500 bbls/day, and diesel production increase to 9,800 bbls/day from 6,000 bbls/day.

•	Completion of the heavy crude oil flexibility project at Lima Refinery is on target for completion in Q4 2019, increasing heavy crude processing capability to 40,000 bbls/day.
•	Rebuild of the Superior Refinery is expected to begin in the fall of 2019, with full startup of operations in 2021.

In the Offshore, investments will be focused on continuing to grow high-netback gas production offshore China and Indonesia, as well as completing construction of the West White Rose Project in the Atlantic region.

Key projects include:

•	Completing subsea installations at the Liuhua 29-1 field at the Liwan Gas Project, with first production expected around the end of 2020. Husky has a 75% working interest in the field.
•	Advancing the MDA-MBH and MDK gas developments offshore Indonesia with a revised target for first gas from 2020 to 2021.
•	Completing construction of the West White Rose Project, with first oil expected in late 2022.

Major Project Schedule	Capacity (Net)	Startup
INTEGRATED CORRIDOR
Thermal Bitumen
Dee Valley	10,000 bbls/day	2019
Spruce Lake Central	10,000 bbls/day	2020
Spruce Lake North	10,000 bbls/day	2020
Spruce Lake East	10,000 bbls/day	2021
Edam Central	10,000 bbls/day	2022
Dee Valley 2	10,000 bbls/day	2023

Downstream
Lima Crude Oil Flexibility Project	Increases heavy crude processing to 40,000 bbls/day	2019
Lloyd Upgrader Debottlenecking	Increases throughputs to 81,500 bbls/day	2020
Superior Refinery Rebuild	45,000 bbls/day	2021

OFFSHORE
Asia Pacific
China – Liuhua 29-1	45mmcf/day, 1,800 bbls/day	2020

Indonesia – MDA-MBH, MDK	10,000 boe/day	2021

Atlantic
West White Rose Project	52,500 bbls/day at peak	2022

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ESG 2019 Report Now Available

Husky’s latest Environmental, Social and Governance (ESG) Report is now available on the Company’s website at www.huskyenergy.com/ESGReport

The report provides investors and other stakeholders with information about Husky’s ESG priority areas and provides key performance metrics.

Investor Day and Webcast

Presentations will be webcast and available at www.huskyenergy.com

Location:	Sheraton Centre Toronto Hotel
123 Queen Street West

Presentations begin at 9:30 a.m. Eastern Time. The webcast may be accessed approximately 10 minutes before the scheduled start time at www.huskyenergy.com

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release, including “financial outlook”, are forward-looking statements and information (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

In particular, forward-looking statements in this news release include, but are not limited to, references to: the Company’s general strategic plans and growth strategies; expected capital spending from 2019 to 2023; expected total free cash flow over the 2019 to 2023 period; expected production growth through 2023; plans to prioritize shareholder returns by growing a sustainable cash dividend; 2019 capital spending guidance; 2019 production guidance; the potential sale of the Canadian retail and commercial business and the Prince George Refinery; forecast cash flow from operating activities, funds from operations, capital spending, free cash flow, upstream production and downstream capacity for 2019 and 2023; general strategic plans and growth strategies for the Integrated Corridor and Offshore businesses; estimated production capacity and expected timing of startup at the Dee Valley, Spruce Lake Central, Spruce Lake North, Spruce Lake East, Edam Central and Dee Valley 2 thermal bitumen projects; planned pacing of construction of new thermal developments; areas of focus for the Sunrise and Tucker thermal projects; the expected timing of implementation of a debottlenecking project at the Lloyd Upgrader and the expected resulting impact on maximum crude throughputs and diesel production; the expected timing of completion of the heavy crude oil flexibility project at the Lima Refinery and the expected resulting impact on heavy crude processing capability; the expected timing of the start of the rebuild of, and of the startup of operations at, the Superior Refinery and the expected processing capacity once operations have commenced; plans for completing subsea installations, estimated production capacity and expected timing of first production at Liuhua 29-1; advancement plans, estimated production capacity and expected timing of startup at the MDA-MBH and MDK gas developments; and plans for completing construction, estimated peak production capacity and expected timing of first oil at the West White Rose Project.

Certain of the information in this news release is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding the Company’s reasonable expectations as to

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the anticipated results of its proposed business activities. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2018 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This news release contains references to the terms “free cash flow” and “funds from operations”. Neither of these measures is used to enhance the Company’s reported financial performance or position. These measures are useful complementary measures in assessing the Company’s financial performance, efficiency and liquidity.

Free cash flow is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

DISCLOSURE OF OIL AND GAS INFORMATION

Unless otherwise indicated, projected production volumes provided represent the Company’s working interest share before deduction of royalties.

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is

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equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

All currency is expressed in Canadian dollars unless otherwise indicated.

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